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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C.
196

SECUR[ITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-65866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS POINT RESEARCH & TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

3000 K STREET, NW, SUITE 340
(No. And Street)

WASHINGTON (City) **DC** (state) **20007** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ESTEE DORFMAN FOSTER **(781)780-7069**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR (Address) **BOSTON** (City) **MA** (state) **02109** (Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH OR AFFIRMATION

I STACEY RUSK swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS POINT RESEARCH & TRADING, LLC as of DECEMBER 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stacey Rusk
Signature

COO
Title

Jennifer DeMeo
Notary Public

Jennifer DeMeo
Notary Public, District of Columbia
My Commission Expires 9/14/2013

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MARCUM

ACCOUNTANTS ▲ ADVISORS

COMPASS POINT RESEARCH AND TRADING, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Compass Point Research and Trading, LLC

We have audited the accompanying statement of financial condition of Compass Point Research and Trading, LLC (the "Company") as of December 31, 2011 and the related statements of income, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Point Research and Trading, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, Massachusetts

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets		
Cash and cash equivalents	$	2,155,566
Receivable from clearing organizations		11,084
Accounts receivable		32,500
Property and equipment, net		113,277
Deposit with clearing broker		250,000
Prepaid expenses		175,328
Other assets		138,828
Total Assets	$	2,876,583
Commitments and Contingencies (Note 4)		
Liabilities and Members' Equity		
Liabilities		
Accrued commissions	$	193,049
Accounts payable and accrued expenses		69,675
Due to clearing broker		14,913
Total Liabilities		277,637
Members' Equity		2,598,946
Total Liabilities and Members' Equity	$	2,876,583

The accompanying notes are an integral part of these financial statements.

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 7,945,023
Other service	469,235
Investment banking	125,344
Reimbursed expenses	3,533
Interest and dividend income	4,796
Total Revenues	8,547,931
Expenses	
Employee compensation and benefits	5,420,535
Other operating expenses	1,552,386
Clearing costs	490,515
Occupancy costs	310,154
Communications	52,317
Interest	4,730
Total Expenses	7,830,637
Net Income Before Taxes	717,294
Income Taxes	43,900
Net Income	$ 673,394

The accompanying notes are an integral part of these financial statements.

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Managing Member	Member	Total Members' Equity
Balance, January 1, 2011	$ 2,711,056	$ 907,339	$ 3,618,395
Net income	538,715	134,679	673,394
Member distributions	(1,529,403)	(163,440)	(1,692,843)
Balance, December 31, 2011	$ 1,720,368	$ 878,578	$ 2,598,946

The accompanying notes are an integral part of these financial statements.

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities	
Net income	$ 673,394
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	58,665
Changes in operating assets and liabilities	
Receivable from clearing organization	892,970
Accounts receivable	(12,811)
Prepaid expenses	(68,175)
Other assets	13,468
Accounts payable and accrued expenses	(67,265)
Due to clearing broker	14,913
Accrued commissions	(43,177)
Net Cash Provided by Operating Activities	1,461,982
Cash Flows from Investing Activities	
Purchases of property and equipment	(10,080)
Net Cash Used In Investing Activities	(10,080)
Cash Flows from Financing Activities	
Member distributions	(1,692,843)
Net Cash Used In Financing Activities	(1,692,843)
Net Decrease in Cash and Cash Equivalents	(240,941)
Cash and Cash Equivalents - Beginning	2,396,507
Cash and Cash Equivalents - Ending	$ 2,155,566

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research and Trading, LLC (the "Company") is a registered broker dealer organized under the laws of the state of Delaware. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company is a full service, fully disclosed, introducing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

COMMISSIONS

Revenues are generated as a result of the purchase and sale of investment securities and related products. All commission revenues and related commission expenses are recorded on a settlement date basis; amounts recognized do not differ materially from those that would have been recognized on a trade date basis.

OTHER SERVICE

Revenues are generated as a result of providing clients with additional services such as research and analysis as part of ongoing client relationships.

INVESTMENT BANKING

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

REIMBURSED EXPENSES

The Company includes all reimbursed expenses in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions. Balances at times may exceed federally insured limits.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is treated as a partnership for federal and state income tax purposes. As a result, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for federal income taxes. The Company is taxed at a rate of 9.975% of its apportioned taxable income in Washington D.C. Total tax expense recognized for the year ended December 31, 2011 was $43,900. Current and deferred state income taxes are not material.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the year ended December 31, 2011. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2011.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a cash deposit of $250,000.

The balances shown as receivable from clearing organizations consists of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

On February 6, 2012, the Company entered into a subordinated loan agreement, effective February 10, 2012. The loan is for an initial term of one year and is in the amount $3,000,000. Interest is payable monthly at a rate of 6% per annum.

Management of the Company reviewed subsequent events from December 31, 2011 through February 24, 2012, which is the date the financial statements were available to be issued and concluded that there were no additional subsequent events requiring adjustment to, or disclosure in, these financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31:

	2011
Leasehold improvements	$ 104,489
Computer equipment	75,597
Phone system	33,850
Furniture	2,385
Office equipment	2,163
	218,484
Less: accumulated depreciation	(105,207)
	$ 113,277

Depreciation expense for the year ended December 31, 2011 was $58,666.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space in Washington, DC with a term of three years expiring in 2013. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $50,000 with the landlord, which is included in other assets in the statement of financial condition. In addition, the Company has an operating lease for office equipment with an expiration date in 2014.

Future minimum lease payments under all operating leases are as follows:

	Office Space	Office Equipment
2012	$ 338,000	$ 6,600
2013	153,283	6,600
2014	--	3,850
Thereafter	--	--
Total	$ 491,283	$ 17,050

Rent expense for the year ended December 31, 2011 was $304,394.

NOTE 4 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION AND CLAIMS

The Company is subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's financial condition.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,139,013, which was $2,039,013 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.13 to 1.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members of
Compass Point Research and Trading, LLC

In planning and performing our audit of the financial statements of Compass Point Research and Trading, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 24, 2011

COMPASS POINT RESEARCH AND TRADING, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2011

SCHEDULE I

		Audited Net Capital
Net capital		
Total members' equity		$ 2,598,946
Less: non-allowable assets from the statement of financial condition		
Accounts receivables		32,500
Property and equipment, net		113,277
Prepaid expenses		175,328
Other assets		138,828
Net capital before haircuts on securities		2,139,013
Less: haircuts on securities		--
Net capital		2,139,013
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 18,509	
or minimum dollar net capital requirement	100,000	100,000
Excess net capital		$ 2,039,013
Aggregate indebtedness		$ 277,637
Percentage of aggregate indebtedness to net capital		12.98%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

COMPASS POINT RESEARCH AND TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2011

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

COMPASS POINT RESEARCH AND TRADING, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2011

SCHEDULE III

Information relating to possession or control requirements is not applicable to the Company as it qualifies for exemption under Rule 15c3-3(k)(2)(ii).

COMPASS POINT RESEARCH & TRADING, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

MARCUM
ACCOUNTANTS ▲ ADVISORS

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH. D.C.
196

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Members of
Compass Point Research & Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Compass Point Research & Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Compass Point Research & Trading, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Compass Point Research & Trading, LLC's management is responsible for Compass Point Research & Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment and accrued amount in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment and the accrued assessment expense, copy of cancelled check for payment, including related bank statement, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel worksheet reconciling the SIPC-7 to the quarterly and year end trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balance supporting the adjustments), noting no differences; and

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to and did not conduct an examination of the Company's compliance with the applicable instructions to Form SIPC-7, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 24, 2012

COMPASS POINT RESEARCH & TRADING, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

General assessment				$	20,616
Less: payments made					
	Date Paid		Amount		
	7/19/11	$	10,108		10,108
Interest on late payment(s)					--
Total assessment balance and interest due				$	10,508
Paid with Form SIPC 7				$	10,508

COMPASS POINT RESEARCH & TRADING, LLC

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2011

Total Revenue			$	8,547,931
Additions				
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above				--
Net loss from principal transactions in securities in trading accounts				3,794
Net loss from principal transactions in commodities in trading accounts				--
Interest and dividend expense deducted in determining total revenue				--
Net loss from management of or participation in underwriting or distribution of securities				--
Expenses other than advertising, printing, registration fees and legal fees deducted in in determining new profit from management of or participation in underwriting or distribution of securities				--
Net loss from securities in investment accounts				--
Total Additions				3,794
Deductions				
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products				--
Revenues from commodity transactions				--
Commissions, floor brokerage and clearance paid to other				300,473
SIPC members in connection with securities transactions				--
Reimbursement for postage with proxy transactions				--
Net gain from securities in investment accounts				--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date				--
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business				--
Other revenue not related either directed or indirectly to the securities business				--
Greater of:				
Total interest & dividend expense but not in excess of total interest and dividend income	$	4,730		
40% of interest earned on customers securities accounts		--		4,730
Total Deductions				305,203
SIPC Net Operating Revenues			$	8,246,522
General Assessment @ .0025			$	20,616